SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE MINUTES OF THE TWO HUNDREDTH EXTRAORDINARY MEETING OF THE

BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: March 10, 2021 - 11:00 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received and analyzed the preliminary version of the Annual Management Report, the Balance Sheet and the other Financial Statements for fiscal year 2020 and noted that they will be once again analyzed and resolved on, after receipt of the final report of the independent auditors, Deloitte Touche Tohmatsu Limited, at an upcoming meeting of the Board of Directors;
II.	analyzed and discussed the issue related to the accounting practices used by the Company;
III.	acknowledged and discussed the Company’s procedure related to the new accounting standards, the adjustments made and their effects on the 2020 financial statements;
IV.	received and debated information on critical accounting policies related to the 20-F Form;
V.	received information related to the disclosure of estimates and judgments made during the preparation of the Financial Statements as of December 31, 2020, focused on complying with the current accounting standards and other requirements of U.S. and Brazilian capital market regulatory agencies;
VI.	analyzed the preliminary version of the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2020 and Payment of Profit Sharing Related to the Integration of Capital and Work and Incentive to Productivity and stated that it will be once again analyzed and resolved on at an upcoming meeting of the Board of Directors;
VII.	analyzed and discussed the technical projection study of realization of deferred taxes, presented their guidelines and noted that the issue will be once again analyzed and resolved on at an upcoming meeting of the Board of Directors;
VIII.	was informed about the progress of the works of the Independent Auditors, Deloitte Touche Tohmatsu Limited, on the 2020 Financial Statements and Internal Controls;
IX.	unanimously approved the taking out of Civil Liability Insurance for Directors, Officers and Managers (Director and Officer - D&O Insurance), effective from March 28, 2021 to March 28, 2022, subject to the success of the bidding process;
X.	resolved to submit the nominations of members that will compose the new Investment and Innovation Committee (to be ratified by the Extraordinary Shareholders’ Meeting, on March 11, 2021) for analysis by the Nomination and Evaluation Committee; and
XI.	analyzed the preliminary version of the Charter of the new Investment and Innovation Committee (to be ratified by the Extraordinary Shareholders’ Meeting, on March 11, 2021).

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

The full text of the 200th Extraordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.